October 27, 2010
By Edgar and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance
Re:	Omni Bio Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the quarterly period ended December 31, 2009 File No. 0-52530
Ladies and Gentlemen:
Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a teleconference held on September 28, 2010 among Robert Ogden, Chief Financial Officer of the Company and Mark Brunhofer and Sasha Parikh of the Staff regarding the Form 10-Q for the quarterly period ended December 31, 2009, referenced above.
For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.
1.	Comment: Please help us understand how your accounting for the director warrants that were granted on July 30, 2009 complies with ASC Topic 718. Specifically, please see ASC 718-10-55-(107 through 115).

Response: We have reviewed the guidance and examples contained in ASC 718-10-55-(107 through 115) as it relates to the warrants granted to directors (the “Director Warrants”) on July 30, 2009 (the “Grant Date”). ASC 718-10-55-108 “distinguishes between service inception date and grant date. The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if all of the following criteria are met:
a.	An award is authorized. (Compensation cost would not be recognized before receiving all necessary approvals unless approval is essentially a formality [or perfunctory].
b.	Service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached.

United States Securities and Exchange Commission
October 27, 2010

c.	Either of the following conditions applies:
1.	The award’s terms do not include a substantive future requisite service condition that exists at the grant date.

2.	The award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.”
In April 2008 and prior to becoming a reporting company, the Company implemented a director compensation policy (the “Director Plan”) whereby new directors were to be compensated in the form of a warrant grant to purchase 100,000 shares of the Company’s common stock for their first year of director service and a warrant to purchase 50,000 shares of the Company’s stock for their second year of service. As of April 1, 2009, the Company continued to operate under the Director Plan as the authorization for the issuance of warrants to directors. On July 30, 2009 (the “Grant Date”), the Company’s Board approved the material terms of the Director Warrants as to the exercise prices, expiration dates and vesting dates. The issue is whether the service inception date precedes the Grant Date for purposes of recording share-based compensation as of a date that precedes the Grant Date.
Director Warrants Analysis
As of April 1, 2009, four of our directors commenced their second year of service and, under the Director Plan and on the Grant Date, each director was granted a warrant to purchase 50,000 shares of the Company’s common stock (the “Second Year Warrants”). The requisite service period for the Second Year Warrants was from April 1, 2009 through March 31, 2010. We believe that April 1, 2009 meets the requirements in a) and b) of ASC 718-10-55-108 for the service inception date for the Second Year Warrants as they were authorized from the Director Plan in force on April 1, 2009 and director service had commenced as of April 1, 2009 for the service period of April 1, 2009 to March 31, 2010. However, because there was a substantive service requirement after the Grant Date for vesting the Second Year Warrants, we do not believe that April 1, 2009 meets the requirement for the service inception date under c) 1. of ASC 718-10-55-108 and accordingly, we believe that the Grant Date should be considered the service inception date for purposes of accruing stock compensation related to the Second Year Warrants. Our financial statements for the quarter ended June 30, 2009 included the accrual of compensation cost for 25% of the total computed stock compensation charge for the Second Year Warrants service period of April 1, 2009 to March 31, 2010 based on a service inception date of April 1, 2009, rather than July 30, 2009, and accordingly, we have concluded that this cost, if deemed material when considering the impact of the restatement for share-based compensation, should be recorded in the quarter ended September 30, 2009.

United States Securities and Exchange Commission
October 27, 2010

As of April 1, 2009, a fifth director commenced the fourth quarter of his first year of service and, under the Director Plan and on the Grant Date, was granted a warrant to purchase 25,000 shares of the Company’s common stock. The service period for this warrant was from April 1, 2009 through June 30, 2009. We believe that April 1, 2009 meets the requirements in a) and b) of ASC 718-10-55-108 for the service inception date for this warrant as it was authorized from the Director Plan in force as of April 1, 2009 and director service had commenced as of April 1, 2009 for the service period of April 1, 2009 to June 30, 2009. Because this warrant was vested as of the Grant Date, we believe we have also met the requirement under c) 1. of ASC 718-10-55-108 and believe that April 1, 2009 is the service inception date for purposes of accruing stock compensation related to this warrant. Our financial statements for the quarter ended June 30, 2009 included the recording of compensation cost for this warrant for the period from April 1, 2009 through June 30, 2009, which we believe to be correct.
As of April 1, 2009, a sixth director (the “Sixth Director”) commenced the third quarter of his first year of service and under the Director Plan and on the Grant Date was granted a warrant to purchase 25,000 shares of the Company’s common stock. The service period for this warrant was from April 1, 2009 through June 30, 2009. We believe that April 1, 2009 meets the requirements in a) and b) of ASC 718-10-55-108 for the service inception date for this warrant as it was authorized from the Director Plan in force as of April 1, 2009 and director service had commenced as of April 1, 2009 for the service period of April 1, 2009 to June 30, 2009. Because this warrant was vested as of the Grant Date, we believe we have also met the requirement under c) 1. of ASC 718-10-55-108 and believe that April 1, 2009 is the service inception date for purposes of accruing stock compensation related to this warrant. Our financial statements for the quarter ended June 30, 2009 included the recording of compensation cost for this warrant for the period from April 1, 2009 through June 30, 2009, which we believe to be correct.
As of July 1, 2009, the Sixth Director commenced the fourth quarter of his first year of service and under the Director Plan and on the Grant Date was granted a warrant to purchase 25,000 shares of the Company’s common stock. The service period for this warrant was from July 1, 2009 through September 30, 2009. We believe that July 1, 2009 meets the requirements in a) and b) of ASC 718-10-55-108 for the service inception date for this warrant as it was authorized from the Director Plan in force as of April 1, 2009 and director service had commenced as of July 1, 2009 for the service period of July 1, 2009 to September 30, 2009. Because there was not a substantive service requirement after the Grant Date for vesting this warrant, we believe we have also met the requirement under c) 1. of ASC 718-10-55-108 and believe that July 1, 2009 is the service inception date for purposes of accruing stock compensation related to this warrant. Our financial statements for the quarter ended September 30, 2009 included the recording of compensation cost for this warrant for the period from July 1, 2009 through September 30, 2009, which we believe to be correct.

United States Securities and Exchange Commission
October 27, 2010

As previously communicated we are restating our financial statements for, among other items, share-based compensation related to revised valuations on the Director Warrants. For the quarterly period ended June 30, 2009, the restatement for share-based compensation from higher valuations assigned to the Director Warrants results in increased share-based compensation. This increase is offset by decreased share-based compensation from the reversal of share-based compensation for the Second Year Warrants as originally reported for this period. As a result, the impact from these two items to the quarterly period ended June 30, 2009 is a net increase in share-based compensation of approximately $147,000, which we intend to report in the restated Statement of Operations and Statement of Cash Flows for the quarterly period ended June 30, 2009, which will be included in the amended Form 10–Q/A for the quarterly period ended June 30, 2010.
2.	Comment: Please provide drafts of your restated filings prior to amendment.

Response: We have attached to this letter drafts of the restated filings. Specifically, we are providing only the sections of the Form 10-K for the fiscal year ended March 31, 2010 and the Form 10-Qs for the quarterly periods ended September 30, 2009, December 31, 2009 and June 30, 2010 that have been amended as a result of the restatements. Each of these drafts is included as an individual Exhibit to this letter as follows:
Exhibit I. — Draft of the amended sections of the Form 10-Q for the quarterly period ended September 30, 2009
Exhibit II. — Draft of the amended sections of the Form10-Q for the quarterly period ended December 31, 2009
Exhibit III. — Draft of the amended sections of the Form 10-K for the fiscal year ended March 31, 2010
Exhibit IV. — Draft of the amended sections of the Form 10-Q for the quarterly period ended June 30, 2010
* * * *
In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 27, 2010

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415. Thank you again for your time and consideration.

Very truly yours,
/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer

EXHIBIT I.
DRAFT DISCLOSURE CHANGES FOR FORM 10-Q FOR SEPTEMBER 30, 2009
EXPLANATORY NOTE
This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for Omni Bio Pharmaceutical, Inc. (“we” or the “Company”) for the quarterly period ended September 30, 2009, initially filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2009 (the “Original Filing”), is being filed to report restated share-based compensation and an equity-based charge for the three and six months ended September 30, 2009. This restatement relates to revised valuations for certain common stock purchase warrants granted to directors and officers during the three months ended September 30, 2009 (the “Director Warrants”) and the valuation of a common stock purchase warrant (the “Bio Holding Warrant”) issued in consideration for a licensing arrangement with a related party, Bio Holding, Inc. (“Bio Holding”). The restatement of the Company’s accounting for the Director Warrants and the Bio Holding Warrant arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.
As a result, and as previously disclosed in filings made with the SEC, on October 8, 2010, the Audit Committee of the Board of Directors of the Company, in consultation with management, concluded that the Company’s unaudited, consolidated financial statements and reports filed with the SEC for the fiscal quarter ended September 30, 2009 should not be relied upon. For a more detailed description of the effects of the restatement, see Note 1A in Part I—Item 1 of this report.
For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1, 2 and 4T of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.
Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to the date of this filing.

1

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements.
OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	September 30, 2009	March 31, 2009
	(Unaudited)
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$751,198	$1,805,395
Other current assets	27,678	21,772

Total current assets	778,876	1,827,167

Property and equipment, net	1,490	2,250
Intangible assets, net	69,708	72,300

Total long-term assets	71,198	74,550

TOTAL ASSETS	$850,074	$1,901,717

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$115,132	$282,935
Amounts due to UCD under sponsored research agreement	161,300	321,300
Accrued liabilities	40,109	56,817
Accrued compensation and related benefits and taxes	15,250	211,012
Amounts due to related parties	29,125	138,261
Note payable — related party	—	132,000

Total current liabilities	360,916	1,142,325

Note payable — related party, net of discount of $9,000 and $15,000, respectively	16,000	10,000

Total liabilities	376,916	1,152,325

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $0.10 par value; 5,000,000 shares authorized; -0- shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 26,794,771 and 23,164,567 shares issued and outstanding, respectively	26,794	23,164
Additional paid-in capital	15,647,339	8,186,704
Deficit accumulated during the development stage	(15,200,975)	(7,460,476)

Total stockholders’ equity	473,158	749,392

TOTAL LIABILITIES AND STOCKHOLDERS’EQUITY	$850,074	$1,901,717

The accompanying notes are an integral part of these consolidated financial statements.

2

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	September 30,
	2009	2008
	(As restated)
Operating expenses:
General and administrative (including share-based compensation of $1,097,842 and $122,374, respectively)	$1,315,522	$201,223
License fee — related party	5,615,980	—
Research and development	—	80,000

Total operating expenses	6,931,502	281,223

Loss from operations	(6,931,502)	(281,223)

Non-operating expenses:
Interest income (expense), net	1,099	(518)
Accretion expense on notes payable — related party	(3,000)	(3,000)

Total non-operating expenses	(1,901)	(3,518)

Net loss	$(6,933,403)	$(284,741)

Basic and diluted net loss per share	$(0.26)	$(0.02)

Weighted average shares outstanding — basic and diluted	26,589,678	18,210,295

The accompanying notes are an integral part of these consolidated financial statements.

3

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			February 28, 2006
	For the Six Months Ended		(Inception) through
	September 30,		September 30, 2009
	2009	2008
	(As restated)		(As restated)
Operating expenses:
General and administrative (including share-based compensation of $1,734,815, $305,512 and $3,200,629, respectively)	$2,119,148	$521,588	$5,077,404
License fee — related party	5,615,980	—	5,615,980
Research and development	—	160,000	1,132,497
Charge for common stock issued pursuant to license agreements	—	20,833	763,240

Total operating expenses	7,735,128	702,421	12,589,121

Loss from operations	(7,735,128)	(702,241)	(12,589,121)

Non-operating expenses:
Interest income (expense), net	629	(522)	(60,456)
Accretion expense on notes payable — related party	(6,000)	(4,000)	(47,125)
Charges for warrants issued in merger — related parties	—	—	(1,948,237)
Charge for warrants issued in private placement — related parties	—	—	(403,350)
Charges for modifications to warrants	—	—	(152,686)

Total non-operating expenses	(5,371)	(4,522)	(2,611,854)

Net loss	$(7,740,499)	$(706,943)	$(15,200,975)

Basic and diluted net loss per share	$(0.29)	$(0.04)

Weighted average shares outstanding — basic and diluted	26,305,926	18,208,701

The accompanying notes are an integral part of these consolidated financial statements.

4

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (continued)

						Deficit
						Accumulated
					Additional	During	Total
	Preferred Stock		Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity (Deficit)

Common stock purchase warrants exercised cashless by related parties (July through September 2009 at weighted average exercise price of $0.47 per share)			485,387	485	(485)		—
Common stock purchase warrants exercised cashless (August and September 2009 at weighted average exercise price of $1.10 per share)			268,720	269	(269)		—
Share-based compensation related to common stock purchase warrants (April 2009 through September 2009, as restated					1,734,815		1,734,815
Common stock purchase warrant issued to related party for license fee (September 2009 at estimated fair value of $8.60 per share and exercise price of $3.00 per share), as restated					5,590,980		5,590,980
Contributed rent					2,520		2,520
Net loss, as restated						(7,740,499)	(7,740,499)

Balances at September 30, 2009, as restated (unaudited)	—	—	26,794,771	$26,794	$15,647,339	$(15,200,975)	$473,158)

The accompanying notes are an integral part of these consolidated financial statements.

5

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			February 28, 2006
	For the Six Months Ended		(Inception) Through
	September 30,		September 30, 2009
	2009	2008
	(As restated)		(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,740,499)	$(706,943)	$(15,200,975)
Adjustments used to reconcile net loss to net cash used in operating activities:
Charge for warrant issued for purchase of license — related party	5,590,980	—	5,590,980
Common stock issued pursuant to license agreements	—	20,833	763,240
Share-based compensation	1,734,815	305,812	3,200,629
Accretion expense — related parties	6,000	4,000	47,125
Charge for warrants issued in merger transaction — related parties	—	—	1,948,237
Charge for warrants issued in private placement transaction — related parties	—	—	403,350
Charges for modifications to warrants	—	—	152,686
Depreciation and amortization	3,352	1,931	13,679
Contributed rent	2,520	3,361	18,480
Loss on disposal of equipment	—	—	2,444
Changes in operating assets and liabilities:
Other current assets	(5,906)	—	(29,777)
Accounts payable	(167,803)	33,759	271,327
Amounts due to UCD under sponsored research agreement	(160,000)	160,000	161,300
Accrued liabilities and accrued compensation and related benefits and taxes	(212,470)	106,121	(256,465)
Amounts due to related parties	(109,136)	31,190	233,007

Net cash used in operating activities	(1,058,147)	(39,936)	(2,680,733)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from reverse merger transactions	—	—	11,750
Purchase of licenses	—	—	(35,401)
Purchase of property and equipment	—	—	(7,423)

Net cash used in investing activities	—	—	(31,074)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	—	—	2,499,055
Proceeds from the issuance of notes payable to related party	—	25,000	825,000
Proceeds from the sale of common stock warrants	—	—	125,000
Proceeds from the exercise of common stock warrants	3,950	—	13,950

Net cash provided by financing activities	3,950	25,000	3,463,005

Net increase (decrease) in cash and cash equivalents	(1,054,197)	(14,936)	751,198
Cash and cash equivalents at beginning of period	1,805,395	17,309	—

Cash and cash equivalents at end of period	$751,198	$2,373	$751,198

The accompanying notes are an integral part of these consolidated financial statements.

6

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 1A — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
We have restated our consolidated financial statements as of and for the three and six months ended September 30, 2009 related to the Company’s accounting for share-based compensation related to the Director Warrants and an equity-based charge related to the issuance of the Bio Holding Warrant (collectively, the “2010 Warrants”). When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718 Compensation — Stock Compensation (“ASC 718’), the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation and the Bio Holding warrant charge should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for the 2010 Warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Note 5 for the revised calculation of the estimated fair value of the Bio Holding Warrant and Note 7 for the revised calculations of the estimated fair values of the Director Warrants.
The impact of the restatement on the unaudited consolidated financial statements as of and for the three and six months ended September 30, 2009 is shown in the following (unaudited) tables:

	As reported	Adjustment	As restated
Balance sheet data — September 30, 2009

Additional paid-in capital	$10,507,566	$5,139,773	$15,647,339

Deficit accumulated during the development stage	(10,061,202)	(5,139,773)	(15,200,975)

Total stockholders’ equity	$473,158	$—	$473,158

	As reported	Adjustment	As restated
Statement of Operations data —
For the three months ended September 30, 2009

General and administrative expenses (1)	$444,403	$871,119	$1,315,522
License fee — related party	1,495,000	4,120,980	5,615,980

Total operating expenses	1,939,403	4,992,099	6,931,502

Loss from operations	(1,939,403)	(4,992,099)	(6,931,502)

Net loss	$(1,941,304)	$(4,992,099)	$(6,933,403)

Basic and diluted net loss per share	$(0.07)	$(0.19)	$(0.26)

7

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)

	As reported	Adjustment	As restated
Statement of Operations data —
For the six months ended September 30, 2009

General and administrative expenses (1)	$1,100,355	$1,018,793	$2,119,148
License fee — related party	1,495,000	4,120,980	5,615,980

Total operating expenses	2,595,355	5,139,773	7,735,128

Loss from operations	(2,595,355)	(5,139,773)	(7,735,128)

Net loss	$(2,600,726)	$(5,139,773)	$(7,740,499)

Basic and diluted net loss per share	$(0.10)	$(0.19)	$(0.29)

	As reported	Adjustment	As restated
Statement of Cash Flows data
For the six months ended September 30, 2009

Net loss	$(2,600,726)	$(5,139,773)	$(7,740,499)

Share-based compensation	$716,022	$1,018,793	$1,734,815

Charge for warrant issued for purchase of license — related party	1,470,000	4,120,980	5,590,980

Net cash used in operating activities	$(1,058,147)	$—	$(1,058,147)

(1)	Includes share-based compensation.
NOTE 5 — COMMITMENTS AND CONTINGENCIES
License Agreement with Bio Holding, Inc.
In consideration for the License Agreement, we are obligated to pay Bio Holding within 60 days from the Effective Date license fees of $25,000 and we issued to a minority shareholder of Bio Holding the Bio Holding Warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share. The Bio Holding Warrant expires on September 28, 2014 and contains a cashless exercise provision. In addition, the Bio Holding Warrant is subject to the execution of a subscription and lock-up agreement (the “Lock-up”) by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the fair value of the Bio Holding Warrant at $5,590,980, which was calculated using the Black-Scholes model with the following assumptions: exercise price of $3.00; expected life of five years; common stock price of $9.81 based on the closing OTC price of our common stock on the Effective Date, discounted for the restriction on the marketability of the Bio Holding Warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%, interest rate of 2.72%, and volatility of 100.0%. The total value ascribed to the License Agreement was $5,615,980, and we expensed this amount for the three months ended September 30, 2009.

8

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 7 — SHARE-BASED COMPENSATION
On July 30, 2009, and pursuant to Board approval and our compensation program for directors (whereby a director receives a grant of 100,000 warrants in his/her first year and 50,000 warrants per year for each subsequent year of service), we granted warrants to our directors (excluding our Acting CEO who is a director) to purchase 275,000 shares of our common stock in exchange for director services for the fiscal year ended March 31, 2010 (the “Director Warrants”). Four of the directors received an annual grant of 50,000 warrants based on the commencement of their second year of service, which was April 1, 2009. Warrants under these grants vest on March 31, 2010 and expire on April 1, 2016. A fifth director received a grant of 25,000 warrants for the fourth quarter of his first year of service. Warrants under this grant vested April 1, 2009 and expire on April 1, 2016. A sixth director received a grant of 50,000 warrants for the third and fourth quarters of his first year of service, of which 25,000 vested on April 1, 2009 and expire on April 1, 2016 and 25,000 vest on July 1, 2009 and expire on July 1, 2016. We valued these warrants at $2,189,943 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $8.75 based on the closing OTC price of our common stock on the date of grant, dividend yield of 0%, interest rate of 3.37%, and volatility of 100.0%. For the six months ended September 30, 2009, the total share-based compensation charge for the Director Warrants was $1,478,184.
On August 6, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 and expiring on August 6, 2015 to a director for his second year of service. The warrants vest on August 5, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $506,719 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.00 based on the closing OTC price of our common stock on the date of grant, dividend yield of 0%, interest rate of 3.14%, and volatility of 100.0%.
Share-based compensation recorded for the three and six months ended September 30, 2009 and 2008 was as follows:

	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008
	(As restated)		(As restated)

Employees, former employees and directors	$1,079,878	$122,374	$1,698,887	$305,812
Outside consultants	17,964	—	35,928	—

	$1,097,842	$183,438	$1,734,815	$305,812

The weighted average grant date fair value of warrants issued under share-based compensation agreements for the six months ended September 30, 2009 and 2008 was $3.23 and $0.82 per share, respectively.

9

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
A summary of warrant activity related to warrants issued under share-based compensation agreements for the six months ended September 30, 2009 is as follows:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
		Exercise	Term (in	Value
	Shares	Price	years)	(As Restated)

Outstanding at March 31, 2009	1,050,000	$1.22
Granted	1,023,000	$1.33
Exercised	(130,000)	$1.08
Forfeited/expired/cancelled	—	—

Outstanding at September 30, 2009	1,943,000	$1.29	5.7	$21,789,000

Vested and exercisable at September 30, 2009	1,293,000	$1.16	6.3	$14,613,000

10

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Restatement
We have restated our consolidated financial statements as of and for the three and six months ended September 30, 2009 related to the Company’s accounting for share-based compensation related to the Director Warrants and an equity-based charge related to the issuance of the Bio Holding Warrant (collectively, the “2010 Warrants”). When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation and other equity-based charges should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for the 2010 Warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Part I — Item 1 — Note 5 for the revised calculation of the estimated fair value of the Bio Holding Warrant and Part I — Item 1 — Note 7 for the revised calculations of the estimated fair values of the Director Warrants.
License Agreement with Bio Holding, Inc.
In consideration for the License Agreement, we are obligated to pay Bio Holding within 60 days from the Effective Date license fees of $25,000 and we issued to a minority shareholder of Bio Holding the Bio Holding Warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share. The Bio Holding Warrant expires on September 28, 2014 and contains a cashless exercise provision. In addition, the Bio Holding Warrant is subject to the execution of a subscription and lock-up agreement (the “Lock-up”) by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the fair value of the Bio Holding Warrant at $5,590,980, which was calculated using the Black-Scholes model with the following assumptions: exercise price of $3.00; expected life of five years; common stock price of $9.81 based on the closing OTC price of our common stock on the Effective Date, discounted for the restriction on the marketability of the Bio Holding Warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%, interest rate of 2.72%, and volatility of 100.0%. The total value ascribed to the License Agreement was $5,615,980, and we expensed this amount for the three months ended September 30 2009.
Results of Operations for the Three Months Ended September 30, 2009 Compared to the Three Months Ended September 30, 2008
For the three months ended September 30, 2009 (the “September 2009 quarter”), we reported a net loss of $6,933,403 as compared to a net loss of $284,741 for the three months ended September 30, 2008 (the “September 2008 quarter”), an increase of $6,648,662. We have not reported any revenue since inception.
General and administrative expenses for the September 2009 quarter were $1,315,522, which included $1,097,842 of share-based compensation, as compared to $201,223 for the September 2008 quarter, which included $122,374 of share-based compensation. Excluding share-based compensation, general and administrative expenses in the September 2009 quarter increased $138,831 or approximately 176% from the September 2008 quarter. This increase was primarily due to public company reporting and administrative related expenses in the areas of external audit and reporting, legal, stock administration, investor relations and insurance that were incurred in the September 2009 quarter and not incurred in the September 2008 quarter when we were not an SEC reporting company. Also for the September 2009 quarter, we had increases in consulting and scientific advisory expenses as compared to September 2008 quarter.
For the September 2009 quarter, we executed a license agreement with a related party. The total value ascribed to the license agreement was $5,615,980, and this amount was expensed during the September 2009 quarter.
Research and development expenses for the September 2009 quarter were $-0- as compared to $80,000 for the September 2008 quarter as a result of the SRA expense incurred in the September 2008 quarter related to our bacterial license. We did not enter into any additional SRAs during the September 2009 quarter.

11

Interest income, net of interest expense, for the September 2009 quarter was $1,099 and was primarily comprised of interest income of $1,474 from cash invested in an interest bearing, money market account.
Results of Operations for the Six Months Ended September 30, 2009 Compared to the Six Months Ended September 30, 2008
For the six months ended September 30, 2009, we reported a net loss of $7,740,499 as compared to a net loss of $706,943 for the six months ended September 30, 2008, an increase of $7,033,556.
General and administrative expenses for the six months ended September 30, 2009 were $2,119,148, which included $1,734,815 of share-based compensation, as compared to $521,588 for the six months ended September 30, 2008, which included $305,812 of share-based compensation. Excluding share-based compensation, general and administrative expenses for the six months ended September 30, 2009 increased $168,557 or approximately 78% from the six months ended September 30, 2008. This increase was primarily due to public company reporting and administrative related expenses in the areas of external audit and reporting, legal, stock administration, investor relations and insurance that were incurred for the six months ended September 30, 2009 and not incurred for the six months ended September 30, 2008 when we were not an SEC reporting company. Also for the six months ended September 30, 2009, we had increases in consulting and scientific advisory expenses as compared to the six months ended September 30, 2008.
As noted above, in the September 2009 quarter, we expensed 5,615,980 related to the execution of a license agreement with a related party.
Research and development expenses for the six months ended September 30, 2009 were $-0- as compared to $160,000 for the six months ended September 30, 2008 as a result of the SRA expense incurred for the six months ended September 30, 2008 related to our bacterial license.
Interest income, net of interest expense, for the six months ended September 30, 2009 was $629 and was primarily comprised of interest income of $1,879 from cash invested in an interest bearing, money market account.
Director Warrant Issuance
On July 30, 2009, and pursuant to Board approval and our compensation program for directors (whereby a director receives a grant of 100,000 warrants in his/her first year and 50,000 warrants per year for each subsequent year of service), we granted warrants to our directors (excluding our Acting CEO who is a director) to purchase 275,000 shares of our common stock in exchange for director services for the fiscal year ended March 31, 2010 (the “Director Warrants”). Four of the directors received an annual grant of 50,000 warrants based on the commencement of their second year of service, which was April 1, 2009. Warrants under these grants vest on March 31, 2010 and expire on April 1, 2016. A fifth director received a grant of 25,000 warrants for the fourth quarter of his first year of service. Warrants under this grant vested April 1, 2009 and expire on April 1, 2016. A sixth director received a grant of 50,000 warrants for the third and fourth quarters of his first year of service, of which 25,000 vested April 1, 2009 and expire on April 1, 2016 and 25,000 vest on July 1, 2009 and expire on July 1, 2016. We valued these warrants at $2,189,943 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $8.75 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.37%, and volatility of 100.0%. For the six months ended September 30, 2009, the total share-based compensation charge for the Director Warrants was $1,478,184.
On August 6, 20090, we granted 50,000 common stock purchase warrants exercisable at $3.00 and expiring on August 6, 2015 to a director for his second year of service. The warrants vest on August 5, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $506,719 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.14%, and volatility of 100.0%.

12

Item 4T. Controls and Procedures.
Disclosure Controls and Procedures
We are responsible for establishing and maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the restatements described in Note 1A to the Company’s unaudited consolidated financial statements, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2009, and that a material weakness existed with regards to the accounting for share-based compensation and an equity-based instrument.
Remediation of the Material Weakness
To remediate the aforementioned material weakness, management intends to utilize outside technical accounting and valuation resources, as deemed appropriate, in reviewing and assisting with accounting, disclosure and valuation issues related to equity instruments and equity-based compensation. In addition, we have restated our consolidated financial statements for the quarterly period ended September 30, 2009, as well as for the quarterly period ended December 31, 2009, the fiscal year ended March 31, 2010 and the quarterly period ended June 30, 2010 with regards to the accounting for share-based compensation and other equity-based charges.
Internal Control over Financial Reporting
There was no change in our internal control over financial reporting during the quarter ended September 30, 2009 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

13

EXHIBIT II.
DRAFT DISCLOSURE CHANGES FOR FORM 10-Q FOR DECEMBER 31, 2009
EXPLANATORY NOTE
This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for Omni Bio Pharmaceutical, Inc. (“we” or the “Company”) for the quarterly period ended December 31, 2009, initially filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2010 (the “Original Filing”), is being filed to report restated share-based compensation and other equity-based charges for the three and nine months ended December 31, 2009. This restatement relates to revised valuations for: 1) certain common stock purchase warrants granted to directors, officers and consultants during the period from July 30, 2009 to December 16, 2009 (the “Director Warrants”); 2) a common stock purchase warrant (the “Bio Holding Warrant”) issued in September 2009 in consideration for a licensing arrangement with a related party, Bio Holding, Inc. (“Bio Holding”); and 3) a modification of an investor warrant in October 2009 (the “Modification Warrant,” and together with the Director Warrants and the Bio Holding Warrant, the “2010 Warrants”). The restatement of the Company’s accounting for the 2010 Warrants arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.
As a result, and as previously disclosed in filings made with the SEC, on October 8, 2010, the Audit Committee of the Board of Directors of the Company, in consultation with management, concluded that the Company’s unaudited, consolidated financial statements and reports filed the SEC for the fiscal quarter ended December 31, 2009 should not be relied upon. For a more detailed description of the effects of the restatement, see Note 1A in Part I—Item 1 of this report.
For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1, 2 and 4T of Part I of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.
Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to the date of this filing.

1

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements.
OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	March 31, 2009
	(Unaudited)
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$790,292	$1,805,395
Other current assets	16,939	21,772

Total current assets	807,231	1,827,167

Property and equipment, net	1,169	2,250
Intangible assets, net	68,412	72,300

Total long-term assets	69,581	74,550

TOTAL ASSETS	$876,812	$1,901,717

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$112,306	$282,935
Amounts due to UCD under sponsored research agreement	81,300	321,300
Accrued liabilities	61,977	56,817
Accrued compensation and related benefits and taxes	7,625	211,012
Amounts due to related parties	4,500	138,261
Note payable — related party	—	132,000

Total current liabilities	267,708	1,142,325

Note payable — related party, net of discount of $6,000 and $15,000, respectively	19,000	10,000

Total liabilities	286,708	1,152,325

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $0.10 par value; 5,000,000 shares authorized; -0- shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 27,242,485 and 23,164,567 shares issued and outstanding, respectively	27,242	23,164
Additional paid-in capital	20,545,931	8,186,704
Deficit accumulated during the development stage	(19,983,069)	(7,460,476)

Total stockholders’ equity	590,104	749,392

TOTAL LIABILITIES AND STOCKHOLDERS’EQUITY	$876,812	$1,901,717

The accompanying notes are an integral part of these consolidated financial statements.

2

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	December 31,
	2009	2008
	(As restated)
Operating expenses:
General and administrative (including share-based compensation of $2,067,780 and $122,372, respectively)	$2,301,157	$239,952
Research and development	—	81,300

Total operating expenses	2,301,157	321,252

Loss from operations	(2,301,157)	(321,252)

Non-operating expenses:
Interest income (expense), net	1,063	(1,321)
Accretion expense on notes payable — related party	(3,000)	(17,386)
Charge for modification to warrant	(2,479,000)	—

Total non-operating expenses	(2,480,937)	(18,707)

Net loss	$(4,782,094)	$(339,959)

Basic and diluted net loss per share	$(0.18)	$(0.02)

Weighted average shares outstanding — basic and diluted	27,073,918	18,210,295

The accompanying notes are an integral part of these consolidated financial statements.

3

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			February 28, 2006
	For the Nine Months Ended		(Inception) through
	December 31,		December 31, 2009
	2009	2008
	(As restated)		(As restated)

Operating expenses:
General and administrative (including share-based compensation of $3,802,595, $428,184 and $5,268,409, respectively)	$4,420,305	$761,540	$7,378,561
License fee — related party	5,615,980	—	5,615,980
Research and development	—	241,300	1,132,497
Charge for common stock issued pursuant to license agreements	—	20,833	763,240

Total operating expenses	10,036,285	1,023,673	14,890,278

Loss from operations	(10,036,285)	(1,023,673)	(14,890,278)

Non-operating expenses:
Interest income (expense), net	1,692	(1,843)	(59,393)
Accretion expense on notes payable — related party	(9,000)	(21,386)	(50,125)
Charges for warrants issued in merger — related parties	—	—	(1,948,237)
Charge for warrants issued in private placements — related parties	—	—	(403,350)
Charges for modifications to warrants	(2,479,000)	—	(2,631,686)

Total non-operating expenses	(2,486,308)	(23,229)	(5,592,791)

Net loss	$(12,522,593)	$(1,046,902)	$(19,983,069)

Basic and diluted net loss per share	$(0.47)	$(0.06)

Weighted average shares outstanding — basic and diluted	26,562,854	18,209,234

The accompanying notes are an integral part of these consolidated financial statements.

4

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

						Deficit
						Accumulated
					Additional	During	Total
	Preferred Stock		Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Common stock purchase warrants exercised cashless (October through December 2009 at weighted average exercise price of $1.02 per share)			291,714	292	(292)		—
Common stock sold in private placement offering, net of offering costs of $39,000 (December 2009 at $2.50 per unit)			156,000	156	350,844		351,000
Share-based compensation related to issuance of common stock purchase warrants and common stock (April 2009 through December 2009), as restated					3,802,595		3,802,595
Modification to common stock purchase warrants at estimated fair value of $9.92 per share, as restated					2,479,000		2,479,000
Contributed rent					3,780		3,780
Net loss, as restated						(12,522,593)	(12,522,593)

Balances at December 31, 2009, as restated (unaudited)	—	$—	27,242,485	$27,242	$20,545,931	$(19,983,069)	$590,104

The accompanying notes are an integral part of these consolidated financial statements.

5

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			February 28, 2006
	For the Nine Months Ended		(Inception) Through
	December 31,		December 31, 2009
	2009	2008
	(As restated)		(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,522,593)	$(1,046,902)	$(19,983,069)
Adjustments used to reconcile net loss to net cash used in operating activities:
Charge for warrant issued for purchase of license — related party	5,590,980	—	5,590,980
Common stock issued pursuant to license agreements	—	20,833	763,240
Share-based compensation	3,802,595	428,184	5,268,409
Accretion expense — related parties	9,000	21,386	50,125
Charge for warrants issued in merger transaction — related parties	—	—	1,948,237
Charge for warrants issued in private placement transactions — related parties	—	—	403,350
Charges for modifications to warrants	2,479,000	—	2,631,686
Depreciation and amortization	4,969	3,895	15,296
Contributed rent	3,780	4,620	19,740
Other non-cash credit	—	(2,836)
Loss on disposal of equipment	—	—	2,444
Changes in operating assets and liabilities:
Other current assets	4,833	73	(19,038)
Accounts payable	(169,629)	9,628	268,501
Amounts due to UCD under sponsored research agreement	(241,000)	321,300	81,300
Accrued liabilities and accrued compensation and related benefits and taxes	(198,227)	173,340	(242,222)
Amounts due to related parties	(133,761)	17,987	208,382

Net cash used in operating activities	(1,370,053)	(48,492)	(2,992,639)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from reverse merger transactions	—	—	11,750
Purchase of licenses	—	(35,401)	(35,401)
Purchase of property and equipment	—	—	(7,423)

Net cash used in investing activities	—	(35,401)	(31,074)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	351,000	—	2,850,055
Proceeds from the issuance of notes payable to related parties	—	75,000	825,000
Proceeds from the sale of common stock warrants	—	—	125,000
Proceeds from the exercise of common stock warrants	3,950	—	13,950

Net cash provided by financing activities	354,950	75,000	3,814,005
The accompanying notes are an integral part of these consolidated financial statements.

6

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 1A — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
We have restated our consolidated financial statements as of and for the three and nine months ended December 31, 2009 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for the 2010 Warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Notes 5 and 7 for the revised calculations of the estimated fair value of the 2010 Warrants.
The impact of the restatement on the unaudited consolidated financial statements as of and for the three and nine months ended December 31, 2009 is shown in the following (unaudited) tables:

	As reported	Adjustment	As restated
Balance sheet data — December 31, 2009

Additional paid-in capital	$11,985,520	$8,560,411	$20,545,931

Deficit accumulated during the development stage	(11,422,658)	(8,560,411)	(19,983,069)

Total stockholders’ equity	$590,104	$—	$590,104

	As reported	Adjustment	As restated
Statement of Operations data —
For the three months ended December 31, 2009

General and administrative expenses (1)	$831,519	$1,469,638	$2,301,157

Loss from operations	(831,519)	(1,469,638)	(2,301,157)

Charges for modifications to warrants	(528,000)	(1,951,000)	(2,479,000)

Net loss	$(1,361,456)	$(3,420,638)	$(4,782,094)

Basic and diluted net loss per share	$(0.05)	$(0.13)	$(0.18)

7

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)

	As reported	Adjustment	As restated
Statement of Operations data —
For the nine months ended December 31, 2009

General and administrative expenses (1)	$1,931,874	$2,488,431	$4,420,305
License fee — related party	1,495,000	4,120,980	5,615,980

Total operating expenses	3,426,874	6,609,411	10,036,285

Loss from operations	(3,426,874)	(6,609,411)	(10,036,285)

Charges for modifications to warrants	(528,000)	(1,951,000)	(2,479,000)

Net loss	$(3,962,182)	$(8,560,411)	$(12,522,593)

Basic and diluted net loss per share	$(0.15)	$(0.32)	$(0.47)

	As reported	Adjustment	As restated
Statement of Cash Flows data
For the nine months ended December 31, 2009

Net loss	$(3,962,182)	$(8,560,411)	$(12,522,593)

Share-based compensation	$1,314,164	$2,488,431	$3,802,595

Charge for warrant issued for purchase of license — related party	1,470,000	4,120,980	5,590,980

Charges for modifications to warrants	528,000	1,951,000	2,479,000

Net cash used in operating activities	$(1,370,053)	$—	$(1,370,053)

(1)	Includes share-based compensation.

8

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 5 — COMMITMENTS AND CONTINGENCIES
License Agreement with Bio Holding, Inc.
In consideration for the License Agreement, we were obligated to pay Bio Holding within 60 days from the Effective Date a license fee of $25,000. We paid this amount in November 2009. As additional consideration, we issued to a minority shareholder of Bio Holding the Bio Holding Warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share. The Bio Holding Warrant expires on September 28, 2014 and contains a cashless exercise provision. In addition, the Bio Holding Warrant is subject to the execution of a subscription and lock-up agreement (the “Lock-up”) by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the fair value of the Bio Holding Warrant at $5,590,980, which was calculated using the Black-Scholes model with the following assumptions: exercise price of $3.00; expected life of five years; common stock price of $9.81 based on the closing OTC price of our common stock on the Effective Date, discounted for the restriction on marketability of the Bio Holding Warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%; interest rate of 2.72%; and volatility of 100.0%. The total value ascribed to this license agreement was $5,615,980, and we expensed this amount for the three months ended September 30, 2009.
NOTE 7 — SHARE-BASED COMPENSATION
Issuances for the Three Months Ended September 30, 2009
On July 30, 2009, and pursuant to Board approval and our compensation program for directors (whereby a director receives a grant of 100,000 warrants in the first year of service and 50,000 warrants per year for each subsequent year of service), we granted warrants to our directors (excluding our acting CEO who is a director) to purchase 275,000 shares of our common stock in exchange for director services for the fiscal year ended March 31, 2010 (the “Director Warrants”). Four of the directors received an annual grant of 50,000 warrants based on the commencement of their second year of service, which was April 1, 2009. Warrants under these grants vest on March 31, 2010 and expire on April 1, 2016. A fifth director received a grant of 25,000 warrants for the fourth quarter of his first year of service. Warrants under this grant vested April 1, 2009 and expire on April 1, 2016. A sixth director received a grant of 50,000 warrants for the third and fourth quarters of his first year of service, of which 25,000 vested on April 1, 2009 and expire on April 1, 2016 and 25,000 vest on July 1, 2009 and expire on July 1, 2016. We valued these warrants at $2,190,025 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $8.75 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.37%, and volatility of 100.0%.
On August 6, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on August 6, 2016 to a director for his second year of service. The warrants vest on August 5, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $506,719 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.00 based on the OTC closing price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.14% and volatility of 100.0%.
Issuances for the Three Months Ended December 31, 2009
On October 1, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 1, 2016 to a director for his second year of service. The warrants vest on September 30, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $579,424 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $12.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.

9

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
On October 12, 2009, our Board appointed a new director to our Board as a result of a resignation of a Board director. All previously recorded share-based compensation related to the unvested warrants held by this director was reversed in the December 2009 quarter. Also on October 12, 2009, we granted 100,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 12, 2016 to the new director for his first year of service as a director. The warrants vest on October 11, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $1,402,839 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009 and as consideration for consulting service agreements that we executed with a director and a member of our scientific advisory board, we granted to these two individuals 50,000 and 100,000 common stock purchase warrants, respectively, exercisable at $3.00 per share and expiring October 12, 2014. The warrants vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $2,038,042 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.37% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our acting chief executive officer of 600,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable in four equal installments on March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013, subject to continuous service with the Company. We valued these warrants at $6,366,996 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our chief financial officer of 300,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable as follows: 60,000 shares on November 20, 2009, 80,000 shares on September 30, 2010, 80,000 shares on September 30, 2011, and 80,000 shares on September 30, 2012, all subject to continuous service with the Company. We valued these warrants at $3,183,498 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
As of December 31, 2009, we recorded $9,999 in share-based compensation for shares of our common stock to be issued pursuant to a consulting agreement that we executed during the December 2009 quarter.
Warrant modification
On October 12, 2009, we recorded a charge in the amount of $2,479,000 related to a modification of an investor warrant to purchase 250,000 shares of our common stock. This warrant was exercised in the December 2009 quarter, and shares purchased under this warrant were subject to the Lock-up. The estimated fair value of the modification was calculated using the Black-Scholes model with the following assumptions: exercise price of $1.00; expected life of one year; common stock price of $10.91 based on the closing OTC price of our common stock on the modification date, discounted for the restriction on marketability of this warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%; interest rate of 0.40%; and volatility of 100.0%.

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OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
Share-based compensation recorded for the three and nine months ended December 31, 2009 and 2008 was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
	(As restated)		(As restated)

Employees, former employees and directors	$1,548,270	$122,372	$3,247,157	$428,184
Outside consultants	519,510	—	555,438	—

	$2,067,780	$122,372	$3,802,595	$428,184

The weighted average grant date fair value of warrants issued under share-based compensation agreements for the nine months ended December 31, 2009 and 2008 was $7.59 and $0.82 per share, respectively.
A summary of warrant activity related to warrants issued under share-based compensation agreements for the nine months ended December 31, 2009 is as follows:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term (in	Intrinsic Value
	Shares	Price	years)	(As restated)

Outstanding at March 31, 2009	1,050,000	$1.22
Granted	2,223,000	$2.23
Exercised	(130,000)	$1.08
Forfeited/expired/cancelled	(50,000)	$3.00

Outstanding at December 31, 2009	3,093,000	$1.92	5.9	$31,167,000

Vested and exercisable at December 31, 2009	1,553,000	$1.15	5.3	$16,807,000

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Restatement
We have restated our consolidated financial statements as of and for the three and nine months ended December 31, 2009 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for these warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Part I — Item 1 — Notes 5 and 7 for the revised calculations of the estimated fair values of the 2010 Warrants.
Director Warrant Issuances for the Quarter Ended December 31, 2009
On October 1, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 1, 2016 to a director for his second year of service. The warrants vest on September 30, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $579,424 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $12.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009, our Board appointed a new director to our Board as a result of a resignation of a Board director. All previously recorded share-based compensation related to the unvested warrants held by this director was reversed in the December 2009 quarter. Also on October 12, 2009, we granted 100,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 12, 2016 to the new director for his first year of service as a director. The warrants vest on October 11, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $1,402,839 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009 and as consideration for consulting service agreements that we executed with a director and a member of our scientific advisory board, we granted to these two individuals 50,000 and 100,000 common stock purchase warrants, respectively, exercisable at $3.00 per share and expiring October 12, 2014. The warrants vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $2,038,042 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.37% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our acting chief executive officer of 600,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable in four equal installments on March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013, subject to continuous service with the Company. We valued these warrants at $6,366,996 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.

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On December 16, 2009, our Board approved the grant to our chief financial officer of 300,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable as follows: 60,000 shares on November 20, 2009, 80,000 shares on September 30, 2010, 80,000 shares on September 30, 2011, and 80,000 shares on September 30, 2012, all subject to continuous service with the Company. We valued these warrants at $3,183,498 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
As of December 31, 2009, we recorded $9,999 in share-based compensation for shares of our common stock to be issued pursuant to a consulting agreement that we executed during the December 2009 quarter.
Warrant modification
On October 12, 2009, we recorded a charge in the amount of $2,479,000 related to a modification of an investor warrant to purchase 250,000 shares of our common stock. This warrant was exercised in the December 2009 quarter, and shares purchased under this warrant were subject to the Lock-up. The estimated fair value of the modification was calculated using the Black-Scholes model with the following assumptions: exercise price of $1.00; expected life of one year; common stock price of $10.91 based on the closing OTC price of our common stock on the modification date, discounted for the restriction on marketability of this warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%; interest rate of 0.40%; and volatility of 100.0%.
Results of Operations for the Three Months Ended December 31, 2009 Compared to the Three Months Ended December 31, 2008
For the three months ended December 31, 2009 (the “December 2009 quarter”), we reported a net loss of $4,782,094 as compared to a net loss of $339,959 for the three months ended December 31, 2008 (the “December 2008 quarter”), an increase of $4,442,135. We have not reported any revenue since inception.
General and administrative expenses for the December 2009 quarter were $2,301,157, which included $2,067,780 of share-based compensation, as compared to $239,952 for the December 2008 quarter, which included $122,372 of share-based compensation. Management views general and administrative expenses, exclusive of share-based compensation, as an important non-GAAP measure, as we are in development stage, have not recorded any revenue and closely monitor operating expenses to manage and control cash. Management also believes this measure is helpful to investors so they can better understand our cash expenditures. Accordingly, excluding share-based compensation, general and administrative expenses in the December 2009 quarter increased $115,797 or approximately 98% from the December 2008 quarter. This increase was primarily due to public company reporting and administrative related expenses in the areas of external audit and reporting, legal, stock administration, investor relations and insurance that were incurred in the December 2009 quarter and not incurred in the December 2008 quarter when we were not an SEC reporting company. Also for the December 2009 quarter, we had increases in consulting and scientific advisory expenses as compared to December 2008 quarter.
Research and development expenses for the December 2009 quarter were $-0- as compared to $81,300 for the December 2008 quarter as a result of the SRA expense incurred in the December 2008 quarter related to our bacterial license. We did not enter into any additional SRAs during the December 2009 quarter.
In the December 2009 quarter, we recorded a charge in the amount of $2,479,000 related to a modification of 250,000 warrants that were exercised during the December 2009 quarter. The estimated fair value of the modification was $9.92 per share and was calculated using the Black-Scholes model.
Interest income, net of interest expense, for the December 2009 quarter was $1,063 and was primarily comprised of interest income of $1,438 from cash invested in an interest bearing, money market account.

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Results of Operations for the Nine Months Ended December 31, 2009 Compared to the Nine Months Ended December 31, 2008
For the nine months ended December 31, 2009, we reported a net loss of $12,522,593 as compared to a net loss of $1,046,902 for the nine months ended December 31, 2008, an increase of $11,475,691.
General and administrative expenses for the nine months ended December 31, 2009 were $4,420,305, which included $3,802,595 of share-based compensation, as compared to $761,540 for the nine months ended December 31, 2008, which included $428,184 of share-based compensation. Management views general and administrative expenses, exclusive of share-based compensation, as an important non-GAAP measure, as we are in development stage, have not recorded any revenue and closely monitor operating expenses to manage and control cash. Management also believes this measure is helpful to investors so they can better understand our cash expenditures. Accordingly, excluding share-based compensation, general and administrative expenses for the nine months ended December 31, 2009 increased $284,354 or approximately 85% from the nine months ended December31, 2008. This increase was primarily due to public company reporting and administrative related expenses in the areas of external audit and reporting, legal, stock administration, investor relations and related travel and insurance that were incurred for the nine months ended December 31, 2009 and not incurred for the nine months ended December 31, 2008 when we were not an SEC reporting company. Also for the nine months ended December 31, 2009, we had increases in consulting and scientific advisory expenses as compared to the nine months ended December 31, 2008.
During the September 2009 quarter, we executed a license agreement with a related party. The total value ascribed to the license agreement was $5,615,980, and this amount was expensed as a license fee during the September 2009 quarter.
Research and development expenses for the nine months ended December 31, 2009 were $-0- as compared to $241,300 for the nine months ended December 31, 2008 as a result of the SRA expense incurred for the nine months ended December 31, 2008 related to our bacterial license.
In the December 2009 quarter, we recorded a charge in the amount of $2,479,000 related to a modification of 250,000 warrants that were exercised during the December 2009 quarter. The estimated fair value of the modification was calculated using the Black-Scholes model.
Interest income, net of interest expense, for the nine months ended December 31, 2009 was $1,692 and was primarily comprised of interest income of $3,317 from cash invested in an interest bearing, money market account.

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Item 4T. Controls and Procedures.
Disclosure Controls and Procedures
We are responsible for establishing and maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the restatements described in Note 1A to the Company’s unaudited consolidated financial statements, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2009, and that a material weakness existed with regards to the accounting for share-based compensation and other equity-based charges.
Remediation of the Material Weakness
To remediate the aforementioned material weakness, management intends to utilize outside technical accounting and valuation resources, as deemed appropriate, in reviewing and assisting with accounting, disclosure and valuation issues related to equity instruments and equity-based compensation. In addition, we have restated our consolidated financial statements for the quarterly period ended December 31, 2009, as well as for the quarterly period ended September 30, 2009, the fiscal year ended March 31, 2010 and the quarterly period ended June 30, 2010 with regards to the accounting for share-based compensation and other equity-based charges.
Internal Control over Financial Reporting
There was no change in our internal control over financial reporting during the quarter ended December 31, 2009 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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EXHIBIT III.
DRAFT DISCLOSURE CHANGES FOR FORM 10-K FOR MARCH 31, 2010
EXPLANATORY NOTE
This Amendment No. 2 on Form 10-K/A (the “Form 10-K/A”) to the Annual Report on Form 10-K and the Annual Report on Form 10-K/A (Amendment No. 1) for Omni Bio Pharmaceutical, Inc. (“we” or the “Company”) for the fiscal year ended March 31, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2010 and July 23, 2010, respectively (the “Original Filings”), is being filed to report restated share-based compensation and other equity-based charges for the fiscal year ended March 31, 2010. This restatement relates to revised valuations for: 1) certain common stock purchase warrants granted to directors, officers and consultants during the period from July 30, 2009 to March 31, 2010 (the “Director Warrants”); 2) a common stock purchase warrant (the “Bio Holding Warrant”) issued in September 2009 in consideration for a licensing arrangement with a related party, Bio Holding, Inc. (“Bio Holding”); and 3) a modification of an investor warrant in October 2009 (the “Modified Warrant,” and together with the Director Warrants and the Bio Holding Warrant, the “2010 Warrants”). The restatement of the Company’s accounting for the 2010 Warrants arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.
As a result, and as previously disclosed in filings made with the SEC, on October 8, 2010, the Audit Committee of the Board of Directors of the Company, in consultation with management, concluded that the Company’s consolidated financial statements and reports filed with the SEC for the fiscal year ended March 31, 2010 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Part IV, Item 15 of this report.
For the convenience of the reader, this Form 10-K/A sets forth the Original Filings in their entirety. However, this Form 10-K/A only amends and restates Items 6, 7, 8 and 9A of Part II, Items 11 and 13 of Part III and Item 15 of Part IV of the Original Filings, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filings is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filings or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filings has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.
Except for the foregoing amended information, this Form 10-K/A continues to speak as of the dates of the Original Filings, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filings or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to the date of this filing.
ITEM 1. BUSINESS.
Bio Holding License
In consideration for the Bio Holding License, we were obligated to pay Bio Holding within 60 days from the Effective Date a license fee of $25,000. As additional consideration, we issued to a minority shareholder of Bio Holding the Bio Holding Warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share. The Bio Holding Warrant expires on September 28, 2014 and contains a cashless exercise provision. The Bio Holding Warrant was subject to the execution of a subscription and lock-up agreement by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the issue date fair value of the Bio Holding Warrants at $5,590,980, which was calculated using the Black-Scholes model. The total value ascribed to the Bio Holding License was $5,615,980.

ITEM 6. SELECTED FINANCIAL DATA.
The fiscal years ended March 31, 2010, 2009, and 2008 statements of operations data, and the fiscal years March 31, 2010 and 2009 balance sheet data, have been derived from our consolidated financial statements and notes appearing in Item 15 of this report. The following financial data for the fiscal year ended March 31, 2010 has been restated to reflect adjustments to the Original Filings that are discussed in the “Explanatory Note” included in the forepart of this report, Item 7 of this report and in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included under Item 15 of this report. The statement of operations and balance sheet data for the fiscal year ended March 31, 2007 and for the period from February 28, 2006 (Inception) through March 31, 2006 have been derived from our historical financial statements for those years.
The financial statements for the fiscal years ended March 31, 2008 and 2007 and for the period from February 28, 2006 (Inception) through March 31, 2006 are those of the accounting predecessor, Apro Bio.
The following table should be read in conjunction with our consolidated financial statements and associated notes found in Item 15 of this report.

					February 28,
					2006 (Inception)
	Years Ended March 31,				through March 31,
	2010	2009	2008	2007	2006
	(As Restated)
Statements of Operations Data:

Net sales	$—	$—	$—	$—	$—
Loss from operations (1)	(12,991,722)	(1,992,983)	(1,763,142)	(1,095,154)	(2,714)
Net loss (1) (2)	(15,478,884)	(4,544,521)	(1,812,567)	(1,100,674)	(2,714)
Net loss per share — basic and diluted	(0.58)	(0.25)	(0.16)	(0.10)	—

Balance Sheet Data:

Cash and cash equivalents	1,802,366	1,805,395	17,309	46,748	7,305
Total assets	1,880,378	1,901,717	65,702	70,446	7,305
Long-term debt	—	10,000	—	—	—

(1)	The loss from operations and net loss for the years ended March 31, 2010, 2009, 2008 and 2007 included share-based compensation in the amounts of $6,395,302, $740,251, $692,638, and $32,925, respectively.

(2)	The net loss for the fiscal years ended March 31, 2010 and 2009 included non-cash charges related to the issuance of common stock purchase warrants to investors and related parties and modifications of certain common stock purchase warrants held by investors in the amounts of $8,069,980 and $2,504,273, respectively.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Restatement
We have restated our consolidated financial statements as of and for the fiscal year ended March 31,2010 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for these warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See further discussion of the restatement in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Item 15 of this report.
Results of Operations — Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
The following discussion relates to Omni’s operations for the year ended March 31, 2010 (“fiscal year 2010”) as compared to the year ended March 31, 2009 (“fiscal year 2009”).
Net loss — For fiscal year 2010, we reported a net loss of $15,478,884 as compared to a net loss $4,544,521 for fiscal year 2009, an increase of $10,934,363. We have not reported any revenue since inception and it is highly likely that we will not recognize any revenue in the near term.
General and administrative expenses — General and administrative expenses for fiscal year 2010 were $7,375,742, which included $6,395,302 of share-based compensation, as compared to $1,031,911 for fiscal year 2009, which included $740,251 of share-based compensation. Management views general and administrative expenses, exclusive of share-based compensation, as an important non-GAAP measure, as we are in development stage, have not recorded any revenue since inception and closely monitor operating expenses to manage and control cash. Management also believes this measure is helpful to investors so they can better understand our cash expenditures. Accordingly, excluding share-based compensation, general and administrative expenses for fiscal year 2010 were $980,440 as compared to $291,660 for fiscal year 2009, an increase of $688,780 or approximately 236%. This increase was primarily due to public company reporting and administrative related expenses in the areas of external audit and reporting, legal, stock administration, investor relations and insurance that were incurred in fiscal year 2010 and not incurred for fiscal year 2009, as we were not an SEC reporting company until March 31, 2009. Also in fiscal year 2010, we had significant increases in legal expenses associated with patents related to our licensing arrangements and consulting and scientific advisory expenses as compared to fiscal year 2009.
Other operating expense — In fiscal year 2010, we executed the License Agreement with Bio Holding, a related party, whose majority shareholder is a significant shareholder of Omni. We paid a license fee of $25,000 and issued to the minority shareholder of Bio Holding a warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00. The value of the warrant was calculated at $5,590,980 using the Black-Scholes pricing model, and this amount was recorded as a non-cash operating expense for fiscal year 2010. For fiscal year 2009, we incurred non-cash operating expenses in the amount of $719,772 associated with issuances of shares of our common stock to the University of License Equity Holdings, Inc., a beneficiary of RUC, that were required under anti-dilution provisions associated with our licenses for viral disease treatment and cellular transplantation/graft rejection.

Research and development — Research and development expenses for fiscal year 2010 were $-0- as compared to $241,300 in fiscal year 2009. The decrease was primarily attributable to having no SRAs in place with UCD in the areas of viral disease treatment and cellular transplantation and graft rejection, and no SRA executed with Bio Holding for diabetes treatment associated with the license executed with Bio Holding. We anticipate executing these three SRAs during calendar year 2010.
Other non-operating expenses — For fiscal year 2010, we recognized accretion expense on notes payable with related parties of $12,000 as compared to $41,125 for fiscal year 2009. The decrease was primarily the result of the conversion of one of the notes in conjunction with a private placement equity offering (the “PP Offering”) that was completed on March 31, 2009. All unamortized discount on this note was expensed upon the conversion of the note on March 31, 2009. For fiscal year 2009, we recorded non-cash charges for the issuances of common stock purchase warrants issuances to investors and related parties of $2,354,587 as compared to $-0- for fiscal year 2010. The decrease was a result of the warrant issuances to outside investors and related parties in conjunction with the Merger and the PP Offering that were completed on March 31, 2009. In fiscal year 2010, we recorded a charge in the amount of $2,479,000 for a modification of an investor warrant to purchase 250,000 shares of common stock. This warrant was revalued on the modification date at an estimated fair value of $10.91 per share. In fiscal year 2009 and prior to becoming a reporting company, we recorded a charge in the amount of $152,686 for modifications of investor warrants to purchase approximately 788,000 shares of common stock. These warrants were revalued on the modification dates at a weighted-average estimated fair value of $0.20 per share.
Interest income/expense net — For fiscal year 2010, we recorded net interest income of $3,838 as compared to net interest expense of $6,140 for fiscal year 2009. The net increase in interest income for fiscal year 2010 was primarily due to interest earned on an interest-bearing cash account that had a significant balance for the majority of the fiscal year as a result of our private placement equity offering that occurred during December 2009 and January 2010 (the “Private Placement”).
Warrant Issuances for Fiscal Year 2010
On July 30, 2009, and pursuant to Board approval and our compensation program for directors (whereby a director receives a grant of 100,000 warrants in the first year of service and 50,000 warrants per year for each subsequent year of service), we granted warrants to our directors (excluding our acting CEO who is a director) to purchase 275,000 shares of our common stock in exchange for director services for the fiscal year ended March 31, 2010 (the “Director Warrants”). Four of the directors received an annual grant of 50,000 warrants based on the commencement of their second year of service, which was April 1, 2009. Warrants under these grants vest on March 31, 2010 and expire on April 1, 2016. A fifth director received a grant of 25,000 warrants for the fourth quarter of his first year of service. Warrants under this grant vested April 1, 2009 and expire on April 1, 2016. A sixth director received a grant of 50,000 warrants for the third and fourth quarters of his first year of service, of which 25,000 vested on April 1, 2009 and expire on April 1, 2016 and 25,000 vest on July 1, 2009 and expire on July 1, 2016. We valued these warrants at $2,189,943 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $8.75 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.37%, and volatility of 100.0%.
On August 6, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on August 6, 2016 to a director for his second year of service. The warrants vest on August 5, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $506,719 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.14% and volatility of 100.0%.
On October 1, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 1, 2016 to a director for his second year of service. The warrants vest on September 30, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $579,424 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $12.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009, our Board appointed a new director as a result of a resignation of a Board director. All previously recorded share-based compensation related to the unvested warrants held by this director was reversed in the December 2009 quarter. Also on October 12, 2009, we granted 100,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 12, 2016 to the new director for his first year of service as a director. The warrants vest on October 11, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $1,402,839 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.

On October 12, 2009 and as consideration for consulting service agreements that we executed with a director and a member of our scientific advisory board, we granted to these two individuals 50,000 and 100,000 common stock purchase warrants, respectively, exercisable at $3.00 per share and expiring October 12, 2014. The warrants vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $2,038,042 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.37% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our acting chief executive officer of 600,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable in four equal installments on March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013, subject to continuous service with the Company. We valued these warrants at $6,366,996 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our chief financial officer of 300,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable as follows: 60,000 shares on November 20, 2009, 80,000 shares on September 30, 2010, 80,000 shares on September 30, 2011, and 80,000 shares on September 30, 2012, all subject to continuous service with the Company. We valued these warrants at $3,183,498 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
On February 4, 2010, our Board approved the grant of 100,000 common stock purchase warrants to a member of our scientific advisory board as consideration for an amendment to his consulting agreement to provide additional services to Omni. The warrants are exercisable at $3.00 per share, expire on February 4, 2015 and vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $876,956 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $10.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.48% and volatility of 100.0%.
On March 31, 2010, our Board approved the grant of 50,000 common stock purchase warrants to a medical consultant in exchange for consulting services to be provided through September 30, 2010. The warrants are exercisable at $3.00 per share, expire on March 31, 2015 and vest on September 30, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $443,024 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $10.10 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.36% and volatility of 100.0%.
Warrant modification
On October 12, 2009, we recorded a charge in the amount of $2,479,000 related to a modification of an investor warrant to purchase 250,000 shares of our common stock. This warrant was exercised in the December 2009 quarter, and shares purchased under this warrant were subject to the Lock-up. The estimated fair value of the modification was calculated using the Black-Scholes model with the following assumptions: exercise price of $1.00; expected life of one year; common stock price of $10.91 based on the closing OTC price of our common stock on the modification date, discounted for the restriction on marketability of this warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%; interest rate of 0.40%; and volatility of 100.0%.

Share-based Compensation
A significant portion of our general and administrative expenses for the years ended March 31, 2010, 2009 and 2008 is comprised of share-based compensation in the amounts of $6,395,302, $740,251 and $692,638, respectively, related to warrants to purchase shares of our common stock issued to employees, consultants and directors. We have computed the share-based compensation charges using the Black-Scholes pricing model, which incorporates estimates as to the expected term that a warrant holder will hold a warrant and the expected volatility of a company’s stock price over a specified term.
For fiscal year 2010, we recorded significant charges in the amount of $8,069,980 for warrants issued as a partial payment for a licensing fee with a related party and for a modification of an outside investor warrant. We calculated the estimated values of these warrants using the Black-Scholes model and assessed the appropriateness of the variables employed in the model, including an appropriate discount to the closing OTC price of our common stock as the result of marketability restrictions on these warrants’ underlying shares of common stock as a result of contractual agreements. We are likely to issue more equity instruments, which may be in the forms of common stock sold with detachable warrants, convertible debt sold with detachable warrants and convertible preferred sold with detachable warrants. These potential types of transactions require extensive analysis to determine the proper asset, liability and/or equity classification and the application of estimates in deriving values to be assigned under the Black-Scholes model. Future issuances of these transactions may possibly result in significant expenses being recorded in our consolidated financial statements.
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
Supplementary Data
Supplementary data for each quarter in our fiscal years ended March 31, 2010 and 2009 is as follows:

	For the Quarter Ended
	June 30	September 30	December 31	March 31
Fiscal Year 2010	(As restated)	(As restated)	(As restated)	(As restated)

Net sales	$—	$—	$—	$—
Net loss	(807,096)	(6,933,403)	(4,782,094)	(2,956,291)
Net loss per share — basic and diluted	(0.03)	(0.26)	(0.18)	(0.11)

	For the Quarter Ended
Fiscal Year 2009	June 30	September 30	December 31	March 31

Net sales	$—	$—	$—	$—
Net loss	(422,202)	(284,741)	(339,959)	(3,497,619)
Net loss per share — basic and diluted	(0.02)	(0.02)	(0.02)	(0.19)

ITEM 9A. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures
We are responsible for establishing and maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the restatements described in Note 1A to the Company’s unaudited consolidated financial statements, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of March 31, 2010, and that a material weakness existed with regards to the accounting for share-based compensation.
Remediation of the Material Weakness
To remediate the aforementioned material weakness, management intends to utilize outside technical accounting and valuation resources, as deemed appropriate, in reviewing and assisting with accounting, disclosure and valuation issues related to equity instruments and equity-based compensation. In addition, we have restated our consolidated financial statements for the fiscal year ended March 31, 2010, as well as for the quarterly periods ended September 30, 2009, December 31, 2009 and June 30, 2010 with regards to the accounting for share-based compensation and other equity-based charges.
Management’s Annual Report on Internal Control over Financial Reporting
Our management, including the Acting Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management has used the framework set forth in the report entitled Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Management has concluded that our internal control over financial reporting was not effective as of March 31, 2010 as a result of the material weakness noted above.
Change in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting during the fourth quarter of the fiscal year ended March 31, 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 11. EXECUTIVE COMPENSATION.
Equity Incentive Compensation
Equity-based compensation for our executive officers is based primarily on three factors: 1) an evaluation of the responsibilities of the executive officer’s position; 2) the competitive marketplace for executive talent; and 3) executive compensation of similar size and industry type companies. During Fiscal Year 2010, our Board of Directors granted warrants to our Acting Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). In determining the number of warrants to grant to our CEO and CFO, the Board of Directors considered each individual’s position in the Company, the number of shares of common stock and warrants outstanding, the fact that our CEO was not receiving any cash compensation and that our CFO’s cash compensation was well below average, and the equity ownership of our other executive officer and directors granted to each. Both the CEO and CFO received an initial grant of warrants when they commenced service with the Company and a second grant during Fiscal Year 2010, which vests over three years assuming continuous service to the Company. The Board will likely consider additional grants commensurate with any additional equity capital that the Company raises.
SUMMARY COMPENSATION TABLE
The following table sets forth the total compensation earned by each of our named executive officers for Fiscal Year 2010. Our named executive officers (“NEOs”) are our Acting Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, who are our executive officers.

	Fiscal		Option Awards	All Other
Name and Principal Position	Year	Salary ($)	($) (1)	Compensation ($)	Total ($)
			(As restated)		(As restated)

Charles A. Dinarello (2)	2010	$—	$1,006,839	$—	$1,006,839
Acting Chief Executive Officer

Robert C. Ogden (3)	2010	$72,500	$983,399	$—	$1,055,899
Chief Financial Officer

Edward C. Larkin (4)	2010	$130,000	$—	$10,146	$140,146
Chief Operating Officer

(1)	Amounts for option awards were calculated pursuant to FASB ASC Topic 718 Compensation — Stock Compensation (“ASC 718”) and reflect compensation expense recognized in the fiscal year ended March 31, 2010 related to grants of stock purchase warrants exercisable into shares of our common stock. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the disclosure under Note 9 to our consolidated financial statements under Item 15 of this report.

DIRECTOR COMPENSATION
The following table shows the compensation for our non-employee directors for Fiscal Year 2010:

	Fees Earned or	Stock		All Other
	Paid in Cash	Awards	Option Awards	Compensation	Total
Name	($)	($)	($) (7)	($)	($)
			(As restated)		(As restated)

Vicki D.E. Barone (1)	—	—	$398,166	—	$398,166

Michael D. Iseman (2)	—	—	$536,906	—	$536,906

Michael D. Wort (3)	—	—	$687,898	—	$687,898

Albert L. Kramer (4)	—	—	$398,166	—	$398,166

Steven M. Bathgate (5)	—	—	$398,166	—	$398,166

Jeffrey S. Sperber (6)	—	—	$701,420	—	$701,420

(7)	Amounts for option awards were calculated pursuant to ASC 718 and reflect compensation expense recognized in Fiscal Year 2010 related to grants of stock purchase warrants exercisable into shares of our common stock. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the disclosure under Note 9 to our consolidated financial statements under Item 15 of this report.

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	March 31,
	2010	2009
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$1,802,366	$1,805,395
Other current assets	10,049	21,772

Total current assets	1,812,415	1,827,167

Property and equipment, net	848	2,250
Intangible assets, net	67,115	72,300

Total long-term assets	67,963	74,550

TOTAL ASSETS	$1,880,378	$1,901,717

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$94,356	$282,935
Amounts due to UCD under sponsored research agreement	—	321,300
Accrued liabilities	97,487	56,817
Accrued compensation and related benefits and taxes	—	211,012
Amounts due to related parties	4,125	138,261
Notes payable — related parties, net of discounts of $3,000 and $15,000, respectively	22,000	142,000

Total current liabilities	217,968	1,152,325

Commitments and Contingencies (Notes 6, 9 and 10)

Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, -0- shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 27,987,018 and 23,164,567 shares issued and outstanding, respectively	27,987	23,164
Additional paid-in capital	24,573,783	8,186,704
Deficit accumulated during the development stage	(22,939,360)	(7,460,476)

Total stockholders’ equity	1,662,410	749,392

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,880,378	$1,901,717

The accompanying notes are an integral part of these consolidated financial statements.

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

				February 28,
				2006 (Inception)
	For the Years Ended March 31,			Through March 31,
	2010	2009	2008	2010
	(As restated)			(As restated)
Operating expenses
General and administrative (including share-based compensation of $6,395,302, $740,251, $692,638 and $7,861,116, respectively)	$7,375,742	$1,031,911	$1,366,976	$10,333,998
License fee — related party	5,615,980	—	—	5,615,980
Research and development	—	241,300	385,437	1,132,497
Charge for common stock issued pursuant to license agreements	—	719,772	10,729	763,240

Total operating expenses	12,991,722	1,992,983	1,763,142	17,845,715

Loss from operations	(12,991,722)	(1,992,983)	(1,763,142)	(17,845,715)

Non-operating income (expenses)
Interest income (expense), net	3,838	(6,140)	(49,425)	(57,247)
Accretion expense on notes payable — related parties	(12,000)	(41,125)	—	(53,125)
Charges for warrants issued in merger — related parties	—	(1,948,237)	—	(1,948,237)
Charges for warrants issued in private placement — related parties	—	(403,350)	—	(403,350)
Charges for modifications to warrants	(2,479,000)	(152,686)	—	(2,631,686)

Total non-operating expenses	(2,487,162)	(2,551,538)	(49,425)	(5,093,645)

Net loss	$(14,978,884)	$(4,544,521)	$(1,812,567)	$(22,939,360)

Basic and diluted net loss per share	$(0.58)	$(0.25)	$(0.16)

Weighted average shares outstanding — basic and diluted	26,845,209	18,254,573	11,271,993

The accompanying notes are an integral part of these consolidated financial statements.

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

						Deficit
						Accumulated
					Additional	During	Total
	Preferred Stock		Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity (Deficit

Common stock purchase warrants exercised cashless (August and September 2009 at weighted average exercise price of $1.10 per share)			268,720	$269	$(269)		$—
Common stock purchase warrant issued to related party for license fee (September 2009 at estimated fair value of $8.60 per share and exercise price of $3.00 per share, as restated					5,590,980		5.590,980
Common stock purchase warrants exercised cashless (October through December 2009 at weighted average exercise price of $1.02 per share)			291,714	293	(293)		—
Modification to common stock purchase warrants (October 2009at estimated fair value of $9.92 per share), as restated					2,479,000		2,479,000
Common stock and common stock purchase warrants sold in private placement offering, net of offering costs of $198,760 (December 2009 and January 2010 at $2.50 per unit)			794,260	794	1,786,096		1,786,890
Common stock purchase warrants exercised cashless (March 2010 at exercise price of $1.10 per share)			106,273	106	(106)		—
Share-based compensation related to issuance of common stock purchase warrants (April 2009 through March 2010), as restated					6,395,302		6.395,302
Contributed rent					3,780		3,780
Net loss, as restated						(15,478,884)	(15,478,884)

Balances at March 31, 2010, as restated	—	$—	27,987,018	$27,987	$24,573,783	$(22,939,360)	$1,662,410

The accompanying notes are an integral part of these consolidated financial statements.

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				February 28, 2006
				(Inception)
				Through
	For the Years Ended March 31,			March 31,
	2010	2009	2008	2010
	(As restated)			(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,478,884)	$(4,544,521)	$(1,812,567)	$(22,939,360)
Adjustments used to reconcile net loss to net cash used in operating activities:
Charge for warrant issued for purchase of license — related party	5,590,980	—	—	5,590,980
Common stock issued pursuant to license agreements	—	719,772	10,729	763,240
Share-based compensation	6,395,302	740,251	692,638	7,861,116
Charge for warrants issued in merger transaction — related parties	—	1,948,237	—	1,948,237
Charge for warrants issued in private placement transaction — related parties	—	403,350	—	403,350
Charges for modifications to warrants	2,479,000	152,686	—	2,631,686
Accretion expense — related parties	12,000	41,125	—	53,125
Depreciation and amortization	6,587	6,193	3,362	16,914
Contributed rent	3,780	5,880	10,080	19,740
Loss on disposal of equipment	—	2,443	—	2,444
Changes in operating assets and liabilities:
Other current assets	11,723	(2,499)	(1,372)	(12,148)
Accounts payable	(188,579)	74,210	76,117	250,551
Amounts due to UCD under sponsored research agreement	(321,300)	321,300	80,000	—
Accrued liabilities	(170,342)	(63,201)	192,092	(214,337)
Amounts due to related parties	(134,136)	138,261	172,685	208,007

Net cash used in operating activities	(1,793,869)	(56,513)	(576,236)	(3,416,455)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from reverse mergers	—	5,000	6,750	11,750
Purchase of licenses	—	(35,401)	—	(35,401)
Purchase of property and equipment	—	—	(2,953)	(7,423)

Net cash provided by (used in) investing activities	—	(30,401)	3,797	(31,074)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the sale of common stock	1,786,890	1,800,000	231,750	4,285,945
Proceeds from the issuance of notes payable to related parties	—	75,000	300,000	825,000
Proceeds from exercise of common stock warrants	3,950	—	10,000	125,000
Proceeds from the sale of common stock warrants	—	—	1,250	13,950

Net cash provided by financing activities	1,790,840	1,875,000	543,000	5,249,895

Net increase (decrease) in cash and cash equivalents	(3,029)	1,788,086	(29,439)	1,802,366
Cash and cash equivalents at beginning of year	1,805,395	17,309	46,748	—

Cash and cash equivalents at end of year	$1,802,366	$1,805,395	$17,309	$1,802,366

The accompanying notes are an integral part of these consolidated financial statements.

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
NOTE 1A — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
We have restated our consolidated financial statements as of and for the fiscal year ended March 31, 2010 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718 Compensation – Stock Compensation (“ASC 718”), the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for the 2010 Warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Notes 5 and 7 for the revised calculations of the estimated fair value of the 2010 Warrants.
The impact of the restatement on the consolidated financial statements as of and for the year ended March 31, 2010 is shown in the following tables:

	As reported	Adjustment	As restated
Balance sheet data — March 31, 2010

Additional paid-in capital	$14,120,251	$10,453,532	$24,573,783

Deficit accumulated during the development stage	(12,485,828)	(10,453,532)	(22,939,360)

Total stockholders’ equity	$1,662,410	$—	$1,662,410

	As reported	Adjustment	As restated
Statement of Operations data —
For the year ended March 31, 2010

General and administrative expenses (1)	$2,994,190	$4,381,552	$7,375,742
License fee – related party	1,495,000	4,120,980	5,615,980

Total operating expenses	4,489,190	8,502,532	12,991,722

Loss from operations	(4,489,190)	(8,502,532)	(12,991,722)

Charges for modifications to warrants	(528,000)	(1,951,000)	(2,479,000)

Net loss	$(5,025,352)	$(10,453,532)	$(15,478,884)

Basic and diluted net loss per share	$(0.19)	$(0.39)	$(0.58)

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements

	As reported	Adjustment	As restated
Statement of Cash Flows data
For the year ended March 31, 2010

Net loss	$(5,025,352)	$(10,453,532)	$(15,478,884)

Share-based compensation	$2,013,750	$4,381,552	$6,395,302

Charge for warrant issued for purchase of license — related party	1,470,000	4,120,980	5,590,980

Charges for modifications to warrants	528,000	1,951,000	2,479,000

Net cash used in operating activities	$(1,793,869)	$—	$(1,793,869)

(1)	Includes share-based compensation.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
License Agreement with Bio Holding, Inc.
In consideration for the License Agreement, we were obligated to pay Bio Holding within 60 days from the Effective Date a license fee of $25,000. We paid this amount in November 2009. As additional consideration, we issued to a minority shareholder of Bio Holding the Bio Holding Warrant to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share (the “Bio Holding Warrant”). The Bio Holding Warrant expires on September 28, 2014 and contains a cashless exercise provision. In addition, the Bio Holding Warrant was subject to the execution of a subscription and lock-up agreement (the “Lock-up”) by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the fair value of the Bio Holding Warrant at $5,590,980, which was calculated using the Black-Scholes model with the following assumptions: exercise price of $3.00; expected life of five years; common stock price of $9.81 based on the closing OTC price of our common stock on the Effective Date, discounted for the restriction on marketability of the Bio Holdings Warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%, interest rate of 2.72%, and volatility of 100.0%. The total value ascribed to this license agreement was $5,615,980, and we expensed this amount in the year ended March 31, 2010.

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
NOTE 7 – INCOME TAXES
As of March 31, 2010, we had net operating loss carryforwards available to offset future federal income tax of approximately $4.5 million. These carryforwards expire between fiscal years 2026 through 2030. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause changes in the our tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Therefore, the amount available to offset future taxable income may be limited. We carry a deferred tax valuation allowance equal to 100% of total deferred assets. In recording this allowance, we have considered a number of factors, but chiefly, our sustained operating losses from inception. We have concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.
Deferred tax assets were comprised of the following:

	March 31,
Deferred tax assets (all long-term)	2010	2009
	(As restated)

Net operating loss carryforwards	$1,677,732	$1,260,713
Share-based compensation	2,908,239	535,582
Valuation allowance	(4,585,971)	(1,796,295)

Net deferred tax asset	$—	$—

The benefit for income taxes differed from the amount computed using the U.S. federal income tax rate of 34% as follows:

	For the Years Ended March 31,
	2010	2009	2008
	(As restated)

Income tax benefit computed at federal statutory rate	$(5,262,821)	$(1,545,137)	$(616,273)

Charges for warrants issued to outside parties	2,990,735	928,084	—
State income taxes, net of federal benefit	(475,195)	(139,062)	(55,579)
Other	(42,395)	24,353	3,735
Change in valuation allowance	2,789,676	731,762	668,117

Income tax benefit	$—	$—	$—

As of March 31, 2010 and 2009, we had no liability for unrecognized tax benefits and no accrual for the payment of related interest.
Interest costs related to unrecognized tax benefits are classified as interest expense and penalties are recognized as a component of “general and administrative expenses” in the accompanying consolidated statements of operations. For the years ended March 31, 2010, 2009 and 2008, we recorded no amounts for interest expense related to unrecognized tax benefits or tax related penalties.
Any of our uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. We have not been examined by the Internal Revenue Service or the state of Colorado since inception and, therefore, our tax returns are open for review for all years since inception.

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
NOTE 9 – SHARE-BASED COMPENSATION
Warrant Issuances for the Year Ended March 31, 2010 (“Fiscal Year 2010”)
On July 30, 2009, and pursuant to Board approval and our compensation program for directors (whereby a director receives a grant of 100,000 warrants in the first year of service and 50,000 warrants per year for each subsequent year of service), we granted warrants to our directors (excluding our acting CEO who is a director) to purchase 275,000 shares of our common stock in exchange for director services for the fiscal year ended March 31, 2010 (the “Director Warrants”). Four of the directors received an annual grant of 50,000 warrants based on the commencement of their second year of service, which was April 1, 2009. Warrants under these grants vest on March 31, 2010 and expire on April 1, 2016. A fifth director received a grant of 25,000 warrants for the fourth quarter of his first year of service. Warrants under this grant vested April 1, 2009 and expire on April 1, 2016. A sixth director received a grant of 50,000 warrants for the third and fourth quarters of his first year of service, of which 25,000 vested April 1, 2009 and expire on April 1, 2016 and 25,000 vest on July 1, 2009 and expire on July 1, 2016. We valued these warrants at $2,189,943 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $8.75 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.37%, and volatility of 100.0%.
On August 6, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on August 6, 2016 to a director for his second year of service. The warrants vest on August 5, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $506,719 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.14% and volatility of 100.0%.
On October 1, 2009, we granted 50,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 1, 2016 to a director for his second year of service. The warrants vest on September 30, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $579,424 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $12.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009, our Board appointed a new director as a result of a resignation of a Board director. All previously recorded share-based compensation related to the unvested warrants held by this director was reversed in the December 2009 quarter. Also on October 12, 2009, we granted 100,000 common stock purchase warrants exercisable at $3.00 per share and expiring on October 12, 2016 to the new director for his first year of service as a director. The warrants vest on October 11, 2010 if the director has continuously served as a director of the Company through such date. We valued these warrants at $1,402,839 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 3.02% and volatility of 100.0%.
On October 12, 2009 and as consideration for consulting service agreements that we executed with a director and a member of our scientific advisory board, we granted to these two individuals 50,000 and 100,000 common stock purchase warrants, respectively, exercisable at $3.00 per share and expiring October 12, 2014. The warrants vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $2,038,042 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $15.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.37% and volatility of 100.0%.

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
On December 16, 2009, our Board approved the grant to our acting chief executive officer of 600,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable in four equal installments on March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013, subject to continuous service with the Company. We valued these warrants at $6,366,996 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
On December 16, 2009, our Board approved the grant to our chief financial officer of 300,000 common stock purchase warrants exercisable at $3.00 per share and expiring on November 13, 2016. The warrants vest and become exercisable as follows: 60,000 shares on November 20, 2009, 80,000 shares on September 30, 2010, 80,000 shares on September 30, 2011, and 80,000 shares on September 30, 2012, all subject to continuous service with the Company. We valued these warrants at $3,183,498 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of seven years, common stock price of $11.50 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.92% and volatility of 100.0%.
As of December 31, 2009, we recorded $9,999 in share-based compensation for shares of our common stock to be issued pursuant to a consulting agreement that we executed during the December 2009 quarter.
On February 4, 2010, our Board approved the grant of 100,000 common stock purchase warrants to a member of our scientific advisory board as consideration for an amendment to his consulting agreement to provide additional services to Omni. The warrants are exercisable at $3.00 per share, expire on February 4, 2015 and vest on October 11, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $876,956 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $10.00 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.48% and volatility of 100.0%.
On March 31, 2010, our Board approved the grant of 50,000 common stock purchase warrants to a medical consultant in exchange for consulting services to be provided through September 30, 2010. The warrants are exercisable at $3.00 per share, expire on March 31, 2015 and vest on September 30, 2010 if the individual has continuously provided service to the Company through such date. We valued these warrants at $443,024 using the Black-Scholes model with the following assumptions: exercise price of $3.00, expected life of five years, common stock price of $10.10 based on the closing OTC price of our common stock on the grant date, dividend yield of 0%, interest rate of 2.36% and volatility of 100.0%.
Warrant modification
On October 12, 2009, we recorded a charge in the amount of $2,479,000 related to a modification of an investor warrant to purchase 250,000 shares of our common stock. This warrant was exercised in the December 2009 quarter, and shares purchased under this warrant were subject to the Lock-up. The estimated fair value of the modification was calculated using the Black-Scholes model with the following assumptions: exercise price of $1.00; expected life of one year; common stock price of $10.91 based on the closing OTC price of our common stock on the modification date, discounted for the restriction on marketability of this warrant’s underlying shares of common stock as a result of the Lock-up; dividend yield of 0%; interest rate of 0.40%; and volatility of 100.0%.

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements
Share-based compensation recorded for the years ended March 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
	(As restated)

Employees and directors	$5,111,115	$734,026	$131,595
Outside consultants	1,284,187	6,225	561,043

	$6,395,302	$740,251	$692,638

The weighted average grant date fair value of warrants issued to employees, directors and consultants under share-based compensation agreements for the years ended March 31, 2010, 2009 and 2008 was $7.67, $0.78 and $0.87 per share, respectively.
As of March 31, 2010, there was $11.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements that is expected to be recognized over a weighted-average period of approximately 2.3 years.
A summary of warrant activity related to warrants issued to employees, directors and consultants under share-based compensation agreements for the year ended March 31, 2010 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price	Term (in years)	Intrinsic Value
				(As restated)

Outstanding at March 31, 2009	1,050,000	$1.22
Granted	2,373,000	$2.28
Exercised	(130,000)	$1.08
Forfeited/expired/cancelled	(50,000)	$3.00

Outstanding at March 31, 2010	3,243,000	$1.97	5.6	$25,645,000

Vested and exercisable at March 31, 2010	1,703,000	$1.34	5.1	$14,921,050

EXHIBIT IV.
DRAFT DISLOSURE CHANGES FOR FORM 10-Q FOR JUNE 30, 2010
EXPLANATORY NOTE
This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for Omni Bio Pharmaceutical, Inc. (“we” or the “Company”) for the quarterly period ended June 30, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on July 30 , 2010 (the “Original Filing”), is being filed to report restated share-based compensation and other equity-based charges for the three months ended June 30, 2010 and 2009. This restatement relates to revised valuations for: 1) certain common stock purchase warrants granted to directors, officers and consultants during the period from July 30, 2009 to December 16, 2009 (the “Director Warrants”); 2) a common stock purchase warrant (the “Bio Holding Warrant”) issued in September 2009 in consideration for a licensing arrangement with a related party, Bio Holding, Inc. (“Bio Holding”); and 3) a modification of an investor warrant in October 2009 (the “Modification Warrant,” and together with the Director Warrants and the Bio Holding Warrant, the “2010 Warrants”). The restatement of the Company’s accounting for the 2010 Warrants arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.
As a result, and as previously disclosed in filings made with the SEC, on October 8, 2010, the Audit Committee of the Board of Directors of the Company, in consultation with management, concluded that the Company’s unaudited, consolidated financial statements and reports filed with the SEC for the fiscal quarters ended June 30, 2010 and 2009 should not be relied upon. For a more detailed description of the effects of the restatement, see Note 1A in Part I—Item 1 of this report.
For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1, 2 and 4 of Part I of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.
Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to the date of this filing.

1

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements.
OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	March 31, 2010
	(Unaudited)
	(As restated)
ASSETS

Current assets:
Cash and cash equivalents	$1,138,553	$1,802,366
Prepaid clinical trial fee	365,000	—
Other current assets	27,922	10,049

Total current assets	1,531,475	1,812,415

Property and equipment, net	527	848
Intangible assets, net	65,819	67,115

Total long-term assets	66,346	67,963

TOTAL ASSETS	$1,597,821	$1,880,378

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$32,532	$94,356
Accrued liabilities	84,669	97,487
Amounts due to related parties	4,500	4,125
Notes payable — related party, net of discount of $3,000 at March 31, 2010	—	22,000

Total current liabilities	121,701	217,968

Commitments and Contingencies (Notes 4 and 5)

Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, -0- shares issued and outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 28,038,268 and 27,987,018 shares issued and outstanding, respectively	28,038	27,987
Additional paid-in capital	26,622,767	24,073,783
Deficit accumulated during the development stage	(25,174,685)	(22,439,360)

Total stockholders’ equity	1,476,120	1,662,410

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,597,821	$1,880,378

The accompanying notes are an integral part of these consolidated financial statements.

2

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended		February 28, 2006 (Inception) through
	June 30,		June 30, 2010
	2010	2009
	(As restated)	(As restated)	(As restated)
Operating expenses:
General and administrative (including share-based compensation of $2,474,053, $636,973 and $9,835,169, respectively)	$2,734,681	$803,626	$12,568,679
Research and development	—	—	1,132,497
License fee — related party	—	—	5,615,980
Charge for common stock issued pursuant to license agreements	—	—	763,240

Total operating expenses	2,734,681	803,626	20,080,396

Loss from operations	(2,734,681)	(803,626)	(20,080,396)

Non-operating expenses:
Interest income (expense), net	2,356	(470)	(54,891)
Accretion expense on notes payable — related party	(3,000)	(3,000)	(56,125)
Charges for warrants issued in merger — related parties	—	—	(1,948,237)
Charge for warrants issued in private placement — related parties	—	—	(403,350)
Charges for modifications to warrants	—	—	(2,631,686)

Total non-operating expenses	(644)	(3,470)	(5,094,289)

Net loss	$(2,735,325)	$(807,096)	$(25,174,685)

Basic and diluted net loss per share	$(0.10)	$(0.03)

Weighted average shares outstanding — basic and diluted	28,002,746	26,019,055

The accompanying notes are an integral part of these consolidated financial statements.

3

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Deficit
						Accumulated
					Additional	During	Total
	Preferred Stock		Common Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balances at March 31, 2010	—	$—	27,987,018	$27,987	$24,073,783	$(22,439,360)	$1,662,410
Conversion of accounts payable into common stock (April 2010 at $2.50 per share)			20,000	20	49,962		49,982
Conversion of note payable with related party into common stock (June 2010 at $0.80 per share)			31,250	31	24,969		25,000
Share-based compensation, as restated					2,474,053		2,474,053
Net loss, as restated						(2,735,325)	(2,735,325)

Balances at June 30, 2010 (unaudited), as restated	—	$—	28,038,268	$28,038	$26,622,767	$(25,174,685)	$1,476,120

The accompanying notes are an integral part of these consolidated financial statements.

4

OMNI BIO PHARMACEUTICAL, INC. & SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended		February 28, 2006
	June 30,		(Inception) Through
	2010	2009	June 30, 2010
	(As restated)	(As restated)	(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,735,325)	$(807,096)	$(25,174,685)
Adjustments used to reconcile net loss to net cash used in operating activities:
Charge for warrant issued for purchase of license — related party	—	—	5,590,980
Common stock issued pursuant to license agreements	—	—	763,240
Share-based compensation	2,474,053	636,973	9,835,169
Charge for warrants issued in merger transaction — related parties	—	—	1,948,237
Charge for warrants issued in private placement transaction — related parties	—	—	403,350
Charges for modifications to warrants	—	—	2,631,686
Accretion expense — related parties	3,000	3,000	56,125
Depreciation and amortization	1,617	1,734	18,531
Contributed rent	—	1,260	19,740
Loss on disposal of equipment	—	—	2,444
Changes in operating assets and liabilities:
Prepaid clinical trial fee	(365,000)	—	(365,000)
Other current assets	(17,873)	(15,167)	(30,021)
Accounts payable	(11,842)	(230,438)	238,709
Accrued liabilities	(12,818)	(203,017)	(227,155)
Amounts due to related parties	375	(133,761)	208,382

Net cash used in operating activities	(663,813)	(746,512)	(4,080,268)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from reverse merger transactions	—	—	11,750
Purchase of licenses	—	—	(35,401)
Purchase of property and equipment	—	—	(7,423)

Net cash used in investing activities	—	—	(31,074)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the sale of common stock	—	—	4,285,945
Proceeds from the issuance of notes payable to related party	—	—	825,000
Proceeds from the sale of common stock warrants	—	—	125,000
Proceeds from the exercise of common stock warrants	—	3,175	13,950

Net cash provided by financing activities	—	3,175	5,249,895

Net increase (decrease) in cash and cash equivalents	(663,813)	(743,337)	1,138,553
Cash and cash equivalents at beginning of period	1,802,366	1,805,395	—

Cash and cash equivalents at end of period	$1,138,553	$1,062,058	$ ,138,553

The accompanying notes are an integral part of these consolidated financial statements.

5

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 1A — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
We have restated our consolidated financial statements as of and for the three months ended June 30, 2010 and 2009 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for the 2010 Warrants should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Notes 5 and 7 for the revised calculations of the estimated fair value of the 2010 Warrants.
The impact of the restatement on the unaudited consolidated financial statements as of and for the three months ended June 30, 2010 is shown in the following (unaudited) tables:

	As reported	Adjustment (1)	As restated
Balance sheet data — June 30, 2010

Additional paid-in capital (1)	$14,710,579	$11,912,188	$26,622,767

Deficit accumulated during the development stage (1)	(13,262,497)	(11,912,188)	(25,174,685)

Total stockholders’ equity	$1,476,120	$—	$1,476,120

	As reported	Adjustment	As restated
Statement of Operations data —
For the three months ended June 30, 2010

General and administrative expenses (2)	$776,025	$1,958,656	$2,734,681

Loss from operations	(776,025)	(1,958,656)	(2,734,681)

Net loss	$(776,669)	$(1,958,656)	$(2,735,325)

Basic and diluted net loss per share	$(0.03)	$(0.07)	$(0.10)

	As reported	Adjustment	As restated
Statement of Cash Flows data
For the three months ended June 30, 2010

Net loss	$(776,669)	$(1,958,656)	$(2,735,325)

Share-based compensation	515,397	1,958,656	2,474,053

Net cash used in operating activities	$(663,813)	$—	$(663,813)

6

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
The impact of the restatement on the unaudited consolidated financial statements for the three months ended June 30, 2009 is shown in the following (unaudited) tables:

	As reported	Adjustment	As restated
Statement of Operations data —
For the three months ended June 30, 2009

General and administrative expenses (2)	$655,952	$147,674	$803,626

Loss from operations	(655,952)	(147,674)	(803,626)

Net loss	$(659,422)	$(147,674)	$(807,096)

Basic and diluted net loss per share	$(0.03)	$—	$(0.03)

	As reported	Adjustment	As restated
Statement of Cash Flows data
For the three months ended June 30, 2009

Net loss	$(659,422)	$(147,674)	$(807,096)

Share-based compensation	489,299	147,674	636,973

Net cash used in operating activities	$(746,512)	$—	$(746,512)

(1)	Adjustment includes the restatement effect for both the year ended March 31, 2010 and the three months ended June 30, 2010.

(2)	Includes share-based compensation.

7

OMNI BIO PHARMACEUTICAL, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to Consolidated Financial Statements (Unaudited)
NOTE 5 — LICENSE AGREEMENTS AND RELATED MATTERS
Bio Holding License
In consideration for the Bio Holding License, we were obligated to pay Bio Holding within 60 days from the Effective Date a license fee of $25,000, which was paid in November 2009. As additional consideration, we issued to a minority shareholder of Bio Holding warrants to purchase 650,000 shares of our common stock at an exercise price of $3.00 per share. The warrants expire on September 28, 2014 and contain a cashless exercise provision. Such warrants were subject to the execution of a subscription and lock-up agreement by the minority shareholder that restricts the sale or transfer of the underlying shares until March 31, 2011. We estimated the issue date fair value of the warrants at $5,590,980, which was calculated using the Black-Scholes model. The total value ascribed to the Bio Holding License was $5,615,980.
NOTE 7 — SHARE-BASED COMPENSATION
During the three months ended June 30, 2010, we did not grant any warrants. The weighted average grant date fair value of warrants issued to employees, directors and consultants under share-based compensation agreements for the three months ended June 30, 2009 was $2.88.
Share-based compensation recorded for the three months ended June 30, 2010 and 2009 was as follows:

	2010	2009
	(As restated)	(As restated)

Employees and directors	$1,414,172	$619,009
Outside consultants	1,059,881	17,964

	$2,474,053	$636,973

As of June 30, 2010, there was approximately $9.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements that is expected to be recognized over a weighted-average period of approximately 2.2 years.
A summary of warrant activity related to warrants issued to employees, directors and consultants under share-based compensation agreements for the three months ended June 30, 2010 is as follows:

Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price	Term (in years)	Intrinsic Value
(As restated)

Outstanding at March 31, 2010	3,243,000	$1.96
Granted	—	—
Exercised	—	—
Forfeited/expired/cancelled	—	—

Outstanding at June 30, 2010	3,243,000	$1.96	5.4	$25,331,000

Vested and exercisable at June 30, 2010	2,053,000	$1.36	5.1	$17,701,000

8

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Restatement
We have restated our consolidated financial statements as of and for the three months ended June 30, 2010 and 2009 related to the Company’s accounting for share-based compensation and other equity-based charges related to the 2010 Warrants. When the 2010 Warrants were issued, an active market for the Company’s common stock did not exist, and as a result, in its application of ASC Topic 718, the Company used alternative valuation methods to calculate the estimated fair value of the 2010 Warrants. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for share-based compensation should be reviewed. As a result, we reviewed our assumptions and variables used in computing the estimated fair value of the 2010 Warrants under the Black-Scholes pricing model, and have concluded that the common stock price variable in the calculations for these warrant should be revised and be primarily based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board (the “OTC price”) on the specific grant dates for each of the respective warrants as opposed to other fair value measurements. See Part I — Item 1 — Notes 5 and 7 for the revised calculations of the estimated fair values of the 2010 Warrants.
Results of Operations — For the Three Months Ended June 30, 2010 Compared to the Three Months Ended June 30, 2009
The following discussion relates to our operations for the three months ended June 30, 2010 (the “June 2010 quarter”) as compared to the three months ended June 30, 2009 (the “June 2009 quarter”).
Net loss — For the June 2010 quarter, we reported a net loss of $2,735,325 as compared to a net loss of $807,096 for the June 2009 quarter, an increase of $1,928,229. This increase was primarily attributable to increases in general and administrative expenses of approximately $1,932,000, of which approximately $1,837,000 of this increase was attributable to share-based compensation. We did not report any revenue since inception and it is highly likely that we will not recognize any revenue in the near term.
General and administrative expenses — General and administrative expenses for the June 2010 quarter were $2,734,681, and included $2,474,053 of share-based compensation, as compared to $803,626 in the June 2009 quarter, which included $636,973 of share-based compensation. As we have disclosed in prior filings, management views general and administrative expenses exclusive of share-based compensation as an important non-GAAP measure. Accordingly, excluding share-based compensation, general and administrative expenses in the June 2010 quarter were $260,628 as compared to $166,653 for the June 2009 quarter, an increase of $93,975 or approximately 56%. This increase was primarily due to higher expenses in most expense categories, most notably office rent and public and investor relations (both of which commenced in the three months ended March 31, 2010); business insurance premiums, which increased approximately 300% over the prior year’s policy premiums; and legal fees for both patent filings, the Clinical Trial and related matters, intellectual property work and SEC compliance. Additionally, during the June 2010 quarter, we incurred approximately $29,000 in expenses related to an AAT-indicated, exploratory biohazard project.
Other non-operating expenses — Non-operating expenses for the June 2010 quarter decreased approximately $3,000 versus the June 2009 quarter primarily due to interest income earned in the June 2010 quarter. For the June 2009 quarter, we reported $470 of net interest expense. Accretion expense on the Bathgate Note was $3,000 for both the June 2010 and June 2009 quarters.

9

Item 4. Controls and Procedures.
Disclosure Controls and Procedures
We are responsible for establishing and maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the restatements described in Note 1A to the Company’s unaudited consolidated financial statements, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2010, and that a material weakness existed with regards to the accounting for share-based compensation and other equity-based charges.
Remediation of the Material Weakness
We have restated our consolidated financial statements as of and for the three months ended June 30, 2010 related to revised valuations for: 1) certain common stock purchase warrants granted to directors, officers and consultants during the period from July 30, 2009 to December 16, 2009 (the “Director Warrants”); 2) a common stock purchase warrant (the “Bio Holding Warrant”) issued in September 2009 in consideration for a licensing arrangement with a related party, Bio Holding, Inc. (“Bio Holding”); and 3) a modification of an investor warrant in October 2009 (the “Modification Warrant,” and together with the Director Warrants and the Bio Holding Warrant, the “2010 Warrants”). The restated financial statements include the recording of additional share-based compensation and other equity-based charges based on revisions in the calculations of the estimated fair value of the 2010 Warrants.
To remediate the aforementioned material weakness, management intends to utilize outside technical accounting and valuation resources, as deemed appropriate, in reviewing and assisting with accounting, disclosure and valuation issues related to equity instruments and equity-based compensation. In addition, the Company will restate its consolidated financial statements and reports filed with the SEC to correct its accounting for share-based compensation and the valuation of the Bio Holding Warrant.
Change in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting during the quarter ended June 30, 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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